UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 12, 2025

(Date of Report (Date of earliest event reported))

Rad Technologies, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-1230703
(State of incorporation)	(IRS Employer Identification Number)

1501 Lincoln Blvd, #1133, Venice, CA	90401
(Address of principal executive offices)	(ZIP Code)

510-698-2462

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Effective December 1, 2025, the Board of Directors of Rad Technologies, Inc. (the “Company”) approved new employment agreements with the Company’s Chief Executive Officer, Jeremy Barnett, and its President, Bradley Silver (the “Executive Officers”). In addition to terms of compensation and terms of employment for each of the Executive Officers, the agreements establish that the Executive Officers will enter into a Voting Trust Agreement, and that “Material Decisions” will require unanimous written approval by the Executive Officers. The specific terms of these employment agreements can be found as exhibits in this report.

Additionally, on December 4, 2025, the Company’s Board of Directors and a majority of its Class A Common Stock shareholders approved an increase in the number of shares reserved for issuance under the Company’s equity incentive plan, increasing it from 74,537,910 to 90,553,059.

Exhibits

Exhibit No.	Description of Exhibit

5.1	Voting Trust Agreement
6.1	Employment Agreement with Jeremy Barnett
6.2	Employment Agreement with Bradley Silver

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD TECHNOLOGIES, INC.

By:	/s/ Jeremy Barnett
Title:	Chief Executive Officer
Date:	December 15, 2025